TELIK, INC. • 700 HANSEN WAY PALO ALTO, CA • 94304 – 1213 (650) 845-7700 • www.telik.com

January 4, 2010	VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Telik, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 2, 2010
File No. 000-31265

Dear Mr. Riedler:

On behalf of Telik, Inc. (the “Company”), this letter is being transmitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 21, 2010, with respect to the Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Company with the Commission on March 2, 2010 (the “2009 Annual Report”).

The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business

1.	We note that you have filed collaboration and license agreements with Sanwa Kagaku Kenyusho as exhibits to your filing yet you have not included a discussion of the material terms. Please provide draft disclosure describing the material terms and their importance to your operations. Alternatively, tell us why you believe you are not required to provide this information and why you continue to file these agreements as exhibits.

We note the Staff’s comment and the Company respectfully advises that the following collaboration and license agreements, and amendments thereto, entered into with Sanwa Kagaku Kenkyusho Co., Ltd., a Japanese pharmaceutical company (“Sanwa”), filed as Exhibits 10.9, 10.10, 10.11 and 10.12 (collectively the “Sanwa Agreements”),

January 4, 2010

respectively, to the 2009 Annual Report, no longer constitute “Material Contracts” of the Company within the meaning of Item 601(10) of Regulation S-K:

•	Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended (the “Collaboration Agreement”);

•	License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated September 24, 1997, as amended (the “License Agreement”);

•	Third Amendment to Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001; and

•	Second Amendment to License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001.

The Company and Sanwa entered into the Collaboration Agreement in December 1996, which was subsequently amended through February 2001. In connection with the Collaboration Agreement, the Company and Sanwa entered into the related License Agreement in September 1997, which was subsequently amended through February 2001. The purpose of the Collaboration Agreement and License Agreement was to establish a collaborative program between the Company and Sanwa to research and discover compounds that may be useful for the treatment of diabetes.

The Company advises the Staff that the term of the joint research and development program and related activities with Sanwa under the Sanwa Agreements has since terminated. At the time the program and related activities were terminated, none of the specified development milestones had been achieved to require royalty payments for product sales under the agreements. Moreover, there are no payment obligations between the parties, and the Company believes that no compounds arising from the collaboration will be commercialized.

For the reasons stated above, the Company advises the Staff that none of the Sanwa Agreements are material to the Company and that the Company is not substantially dependent on these agreements. As such, the Company believes that disclosure of the terms of the Sanwa Agreements in the Company’s Form 10-K annual report is neither required nor warranted. In the Company’s Form 10-K annual report for the period ended December 31, 2010, the Company will remove as exhibits the references to each of the Sanwa Agreements.

2.

We note that Isochem is your sole source supplier for the active ingredient in TELINTRA and Pantheon is your sole source of TELINTRA tablets. If you have contractual agreements with these parties, please describe the material terms of the agreements, including any minimum purchase requirements, expiration dates, termination provisions and any other material terms. Additionally, file these

January 4, 2010

agreements as exhibits or tell us why you believe you are not required to file them as exhibits. If no such contractual agreement exists, confirm that you will disclose that you do not have any supply agreements with these sole source suppliers in future filings.

We respectfully advise the Staff that in 2004 and 2005, the Company entered into agreements with Isochem Groupe SNPE (“Isochem”) relating to the development of an initial process to manufacture TELINTRA and the delivery by Isochem of limited initial production quantities of a compound to be used in the production of TELINTRA (the “Isochem Agreements”). The Company had previously determined that the fees and expenses, and other terms of the Isochem Agreements, were in the ordinary course of business and not material to the Company. Each of the Isochem Agreements has expired on its terms and there are no material payment or supply obligations binding on the Company under these agreements. As such, the Company advises the Staff that the Isochem Agreements are not material to the Company and that the Company is not substantially dependent upon these agreements for the supply of the active ingredient in TELINTRA.

We further advise the Staff that the Company also entered into proposals with Patheon Inc. (“Patheon”) relating to the tablet formulation development of TELINTRA and a clinical trial material manufacturing program (the “Patheon Proposals”). The Patheon Proposals are non-exclusive, do not commit the Company to purchase any minimum supply from Patheon, and the related payment obligations of the Company under the Patheon Proposals are not material to the Company. All programs and development efforts with Patheon have been completed or terminated, and there are no ongoing or future programs, development, manufacturing or supply efforts anticipated under these agreements. As such, the Company advises the Staff that the Patheon Proposals are in the ordinary course of business and not material to the Company and that the Company is not substantially dependent on the Patheon Proposals for the Company’s supply of the TELINTRA drug product.

Consequently, the Company has determined that neither the Isochem Agreements nor the Patheon Proposals constitute “Material Contracts” to the Company within the meaning of Item 601(10) of Regulation S-K and that the filing of these agreements as exhibits to the Company’s periodic reports with the Commission is neither required nor warranted.

The Company also advises the Staff that although the Company has not presently qualified any other source of supply for clinical quantities of the active ingredient in TELINTRA or for the manufacture of TELINTRA tablets, other sources are available and the Company has evaluated, and may consider, potential alternative sources of these materials.

January 4, 2010

The Company further advises that the Company will disclose in its Annual Report on Form 10-K for the period ended December 31, 2010 the Company’s current business relationship with Isochem and Patheon, as well as the availability of potential, alternative sources of the active ingredient in TELINTRA and TELINTRA tablets.

*    *    *    *    *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please do not hesitate to call me at (650) 845-7721 if you have questions or would like any additional information regarding these matters.

Sincerely,

/S/ WILLIAM P. KAPLAN

William P. Kaplan, Esq.

Vice President, General Counsel and Corporate Secretary

Telik, Inc.

cc:	Michael M. Wick, Chief Executive Officer, Telik, Inc.
Gordon Ho, Esq., Cooley LLP
Suzanne Hayes, Branch Chief, Securities and Exchange Commission
Scot Foley, Securities and Exchange Commission